Exhibit 99.1

Filer:  JSC “INTER RAO UES” (“INTER RAO UES”)

Address:  entrance 7, 12, Krasnopresnenskaya naberezhnaya, Moscow, 123610, Russia

Relationship of Reporting Person to Issuer:  10% owner

Explanation of Response:

As of the date hereof, OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”) is the beneficial owner of 44,626,939 shares of Common Stock, or approximately 33.85% of the Issuer’s outstanding Common Stock (the “Shares”).  On March 18, 2011, INTER RAO UES’ wholly-owned subsidiary, JSC “INTER RAO Capital” (“INTER RAO Capital”) acquired 74.74% of OGK-3’s shares.  On March 21, 2011, INTER RAO Capital contributed 65.16% of OGK-3’s shares to INTER RAO UES’ share capital through subscription.  On March 22, 2011, INTER RAO Capital acquired an additional 4.5% of OGK-3’s shares and contributed the remainder of its holdings in OGK-3, 14.08% of OGK-3’s shares, to INTER RAO UES’ share capital through subscription.  In addition, INTER RAO UES’ shareholders contributed 2.6867% of OGK-3’s shares to INTER RAO UES’ share capital through subscription.  As of the date hereof, INTER RAO UES directly owns 81.9267% of OGK-3’s shares.  By virtue of the acquisition of such OGK-3 shares, INTER RAO UES could, pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Act”), and rules of the Securities and Exchange Commission adopted thereunder, be deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, such Common Stock.  Accordingly, pursuant to such rules, INTER RAO UES could be deemed to be the beneficial owner of the Shares.

INTER RAO UES has expressly disclaimed, for all purposes, beneficial ownership of all securities reported on this Form 3.  This report shall not be deemed an admission that INTER RAO UES is the beneficial owner of such securities for any purpose.